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SEC FILE NUMBER
8-18173

02021725

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED JUN 27 2002 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2001 (MM/DD/YY) AND ENDING 04/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cronin & Co Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
601 2nd Ave S #5300
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Silverman Olson Thorvilson & Kaufmann LTD
(Name — if individual, state last, first, middle name)

920 2nd Ave S # 1500 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARLTON R. CRONIN JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRONIN & Co Inc, as of April 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RANAE B MARTINSON
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRONIN & CO., INC.

FINANCIAL STATEMENTS

**For the Years Ended
April 30, 2002 and 2001**

CRONIN & CO., INC.

INDEX TO FINANCIAL STATEMENTS

For the Years Ended April 30, 2002 and 2001

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENT MEMBER OF
BDO SEIDMAN
ALLIANCE

Perry P. Silverman CPA, CFP
Lyle E. Olson CPA, CFP
John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA

1550 Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cronin & Co., Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Cronin & Co., Inc. as of April 30, 2002 and 2001, and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cronin & Co., Inc. as of April 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Silverman Olson Thorvilson & Kaufmann Ltd.

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

May 24, 2002 except for Note 10,
which is dated June 7, 2002

CRONIN & CO., INC.

STATEMENT OF FINANCIAL CONDITION

April 30, 2002 and 2001

		2002		2001
ASSETS				
Cash	$	437,777	$	293,787
Cash, segregated under federal regulations (Note 2)		23,361		185,875
Receivables:				
Brokers and dealers		46,878		-
Customers		50,759		435,288
Interest		63,666		41,753
Securities owned, at market value		4,534,927		3,499,110
Note receivable, officer/stockholder (Note 3)		315,000		320,000
Deferred income taxes (Note 9)		36,635		130,000
Property and equipment, net (Note 4)		56,803		60,084
Other assets		178,844		352,000
Total assets	$	5,744,650	$	5,317,897
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Securities sold, but not yet purchased at market value	$	-	$	80,000
Note payable - bank (Note 5)		300,000		-
Payables:				
Brokers and dealers		36,260		432,020
Trade		34,971		27,551
Profit sharing (Note 6)		66,417		68,188
Compensation and commissions		228,562		101,003
Income tax		78,000		41,542
Total liabilities		744,210		750,304
Commitments and contingencies (Note 6, 7 and 10)		-		-
Stockholders' equity:				
Common stock, $1 par value; 26,710 shares authorized, 21,405 and 21,130 shares issued and outstanding, respectively		21,405		21,130
Additional paid-in capital		471,134		421,708
Retained earnings		4,507,901		4,124,755
Total stockholders' equity		5,000,440		4,567,593
Total liabilities and stockholders' equity	$	5,744,650	$	5,317,897

See accompanying notes to financial statements.

CRONIN & CO., INC.

STATEMENT OF INCOME

For the Years Ended April 30, 2002 and 2001

	2002	2001
Revenues:		
Commissions	$ 3,197,068	$ 2,566,123
Net dealer inventory and investment gains	31,213	58,114
Interest	202,450	238,263
Other income (Note 10)	-	48,482
Total revenues	3,430,731	2,910,982
Expenses:		
Employee compensation and benefits	1,395,186	1,286,011
Commissions	796,045	567,461
Communications	22,433	26,315
Interest	6,494	42,559
Occupancy and equipment rental	293,555	296,203
Bank and clearing charges	101,972	77,985
Other operating expenses	261,824	258,642
Total expenses	2,877,509	2,555,176
Income before income taxes	553,222	355,806
Income tax expense (Note 9)	(170,076)	(82,000)
Net income	$ 383,146	$ 273,806

See accompanying notes to financial statements.

CRONIN & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended April 31, 2002 and 2001

	Common Stock		Additional	Retained	Treasury	Total Stockholders'
	Shares	Amount	Paid-In Capital	Earnings	Stock at Cost	Equity
Balance, April 30, 2000	21,755	$ 21,755	$ 472,393	$ 3,924,639	$ -	$ 4,418,787
Redemption of treasury stock	-	-	-	-	(125,000)	(125,000)
Retirement of treasury stock	(625)	(625)	(50,685)	(73,690)	125,000	-
Net income	-	-	-	273,806	-	273,806
Balance, April 30, 2001	21,130	21,130	421,708	4,124,755	-	4,567,593
Issuance of common stock (Note 6)	275	275	49,426	-	-	49,701
Net income	-	-	-	383,146	-	383,146
Balance, April 30, 2002	21,405	$ 21,405	$ 471,134	$ 4,507,901	$ -	$ 5,000,440

See accompanying notes to financial statements.

CRONIN & CO., INC.

STATEMENT OF CASH FLOWS

For the Years Ended April 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 383,146	$ 273,806
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	22,809	27,988
Loss on disposal of equipment	1,340	-
Decrease (increase) in assets:		
Cash, restricted	162,514	(154,440)
Receivables	315,738	(272,444)
Securities owned, at market	(1,035,817)	2,381,470
Deferred income taxes	93,365	42,000
Other assets	173,156	(242,575)
Increase (decrease) in liabilities:		
Securities sold, but not yet purchased	(80,000)	80,000
Payables	(226,094)	458,348
Net cash provided by (used in) operating activities	(189,843)	2,594,153
Cash flows from investing activities:		
Purchase of equipment	(20,868)	-
Payment received on note receivable, officer/stockholder	5,000	5,000
Net cash provided by (used in) investing activities	(15,868)	5,000
Cash flows from financing activities:		
Increase (decrease) in notes payable to bank	300,000	(2,450,000)
Proceeds from the issuance of common stock	49,701	-
Payments to acquire treasury stock	-	(125,000)
Net cash provided by (used in) financing activities	349,701	(2,575,000)
Increase in cash	143,990	24,153
Cash - beginning of year	293,787	269,634
Cash - end of year	$ 437,777	$ 293,787
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 6,911	$ 48,249
Income taxes	$ 40,254	$ 17,244

See accompanying notes to financial statements.

CRONIN & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED BORROWINGS

For the Years Ended April 30, 2002 and 2001

	2002	2001
Balance - beginning of period	$ -	$ -
Balance - end of period	$ -	$ -

See accompanying notes to financial statements.

CRONIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended April 30, 2002 and 2001

Note 1: **Summary of Significant Accounting Policies**

Nature of Business:

Cronin & Co., Inc. (the "Company") was incorporated in 1974, and is a dealer in municipal bonds and other fixed income securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The Company also had a small investment advisory division that managed pension/investment funds that was discontinued in September 2000. The Company's corporate offices are located in Minneapolis, Minnesota.

Securities Transactions:

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Securities owned and securities sold but not yet purchased are stated at current market price, or if the securities are not readily marketable, they are valued at fair value as determined by the management. Unrealized gains and losses are reflected in income.

Property and Equipment:

Property and equipment is recorded at cost. Depreciation is calculated using an accelerated method and is expensed based on the estimated useful lives of the assets.

Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Other Assets:

Other assets consist principally of clearing and bid deposits.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Investment Advisory Income:

The investment advisory division was discontinued in September 2000. Prior to September 2000, the Company acted as an investment manager for approximately 20 pension/investment funds. Investment advisory fees were received quarterly but were recognized as earned on a pro rata basis over the term of the contract.

Concentrations and Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, customer receivables, securities owned and the corresponding interest receivables.

Note 1: Summary of Significant Accounting Policies (Continued)

Concentrations and Credit Risk (Continued):

Cash

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits (Note 7). The Company believes it has its cash deposits at a high quality financial institution and that no significant credit risk exists with respect to these deposits.

Customer Receivables

Customer receivables arise from the sale of municipal bonds and other fixed income securities held by the Company. The credit risk is minimized as all sales transactions are collateralized by the securities sold.

Securities Owned and Interest Receivables

The Company believes that the municipalities whose securities the Company owns are financially stable and that no significant credit risk exists with respect to these securities or to the interest receivable arising from the holding of the securities. The credit risk is further reduced by the diversification of securities held at year-end.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:

Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 financial statement presentation. These reclassifications have no effect on retained earnings or net income as originally reported.

Note 2: Cash - Segregated Under Federal Regulations

At April 30, 2002, $23,361 was required to be segregated for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission ("SEC"). At April 30, 2002, $75,000 of cash was segregated in a reserve bank account.

At April 30, 2001, $185,875 was required to be segregated for the benefit of customers under rule 15c3-3 of the SEC, however, at April 30, 2001, $50,000 of cash was segregated in a reserve bank account. Pursuant to rule 15c3-3(e) of the SEC, the Company is allowed two business days to fund the remaining reserve requirement. Subsequently, on May 1, 2001, an additional $150,000 of the restricted cash was transferred to the reserve bank account in compliance with rule 15c3-3(e).

Note 3: Note Receivable, Officer/Stockholder

At April 30, 2002 and 2001, the Company has a note receivable from an officer/stockholder aggregating $315,000 and $320,000, respectively. The note bears interest at 5.0%, is unsecured and due in April 2003. During the years ended April 30, 2002 and 2001, the Company recognized and received $16,190 and $19,292 of interest income, respectively, related to this note.

Note 4: Property and Equipment, Net

Property and equipment consisted of the following at April 30:

	2002	2001
Furniture and equipment	$ 333,170	$ 321,782
Less accumulated depreciation	276,367	261,698
Property and equipment, net	$ 56,803	$ 60,084

Property and equipment is being depreciated over estimated useful lives of three to seven years.

Depreciation expense was $22,809 and $27,988 for 2002 and 2001, respectively.

Note 5: Note Payable, Bank

The Company has available a discretionary line of credit principally to finance the Company's securities inventory and customers' unpaid securities. At April 30, 2002, the Company's maximum credit facility was $10,000,000; however, the bank's commitment, as well as the interest rate on outstanding balances, is subject to change on a day-to-day basis. Amounts borrowed under the line fluctuate daily based on the timing of customer and broker-dealer trades and issues underwritten by the Company. Outstanding balances under this agreement aggregated $300,000 and $0 at April 30, 2002 and 2001, respectively. The line of credit accrues interest at a variable rate (2.875% at April 30, 2002). The line of credit is due on demand and is collateralized by securities. The line of credit expires in September 2002.

Note 6: Employee Benefit Plans

401(k) Salaried Savings Plan:

The Company's 401(k) salaried savings plan covers substantially all employees. The Plan allows participants to make contributions of up to 15% of their compensation. The Company matches 25% of each participant's contribution to the plan. The Company may also make additional contributions at the discretion of the Board of Directors. Participants' become fully vested in the Company's contributions over six-years of service. The Company contributed $26,848 and $23,576 to the Plan for 2002 and 2001, respectively.

Note 6: Employee Benefit Plans (Continued)

Profit Sharing Plan:

The Company has a profit sharing plan covering substantially all of its employees. The Company may contribute annually a discretionary amount, determined by management, which is allocated to participants' accounts based on the participants' compensation. Participants become fully vested over six-years of service. The Company has accrued a $66,417 and $68,188 contribution at April 30, 2002 and 2001, respectively.

Employee Stock Purchase Program:

During 2000, the Company implemented an employee stock purchase program available to all employees who have completed at least 1,000 hours of service prior to the annual entrance date of May 1. Under the program, employees may elect to withhold up to 15% of their after-tax annual compensation during a two-year period, defined as the "program period", to purchase the Company's common stock. The initial purchase price of the common stock is established at the beginning of each program period, initially April 30, 2000, at 90% of the Company's net book value per common share. Participants in the program may discontinue payroll deductions at any time, and may elect to have previously deducted funds returned to them. Also, upon termination of employment, the Company will redeem all common stock held by the terminated employee at a price equal to the net book value per common share as of the prior fiscal year-end. All other redemptions of common stock are subject to approval by the Company's board of directors.

The initial program period ended in April 2002 and participating employees purchased 275 shares of the Company's stock for approximately $181 per share. The new two-year program will begin May 2002 and end April 2004, with the purchase price of the common stock established at 90% of the Company's net book value per common share as of April 30, 2002.

As of April 30, 2002 and 2001, payroll deductions of $5,500 and $12,929, respectively, had been withheld and are included in compensation and commissions payable on the accompanying statement of financial condition.

Note 7: Commitments and Contingencies

Operating Leases:

The Company rents its Minneapolis corporate offices under a non-cancelable operating lease. Monthly rent includes a base rent of approximately $9,000 plus operating expenses. In addition, the Company leases quotation trading equipment on a month-to-month basis. The Company also leases a copier under a non-cancelable operating lease.

Rental expense was $293,555 and $296,203 for the years ended April 30, 2002 and 2001, respectively.

Note 7: Commitments and Contingencies (Continued)

Operating Leases (Continued):

Future minimum lease payments under these leases are as follows as of April 30:

2003	$ 50,060

Financial Instruments:

At April 30, 2002, the Company had deposits in excess of federally insured amounts aggregating $542,786 at a financial institution.

Note 8: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At April 30, 2002, the Company's net capital of $4,223,566 exceeded the minimum net capital required by $3,973,566. The Company's ratio of aggregate indebtedness to net capital at April 30, 2002 was 0.09 to 1 as compared to a maximum allowable ratio of 15 to 1.

Note 9: Income Taxes

The income tax provision consisted of the following for the years ended April 30:

	2002	2001
Current income taxes:		
Federal	$ 21,711	$ 4,000
State	55,000	36,000
	76,711	40,000
Deferred income tax:		
Federal	93,365	42,000
State	-	-
	93,365	42,000
Income tax expense	$ 170,076	$ 82,000

The effective tax rate varies from the federal effective rate principally as a result of municipal bond interest being federally tax exempt and the effect of applicable state taxes.

Note 9: Income Taxes (Continued)

Deferred taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences result primarily from federal alternative minimum tax credits available to the Company. The alternative minimum tax credits do not expire.

Note 10: Subsequent Events

Operating Lease:

Subsequent to year-end on June 7, 2002, the Company entered into a non-cancelable operating lease for its new corporate facilities, beginning in October 2002. Under the terms of this lease the Company's monthly rent includes a monthly base amount of approximately $7,600, plus operating expenses. The lease expires in September 2006 and has an option to renew for an additional five-year period.

Future minimum lease payments under this lease are as follows:

2003	$ 57,857
2004	99,184
2005	99,184
2006	99,184
2007	41,327
	$ 396,736

Redemption of Common Stock:

Subsequent to year end in May, 2002, the Company purchased and retired 4,000 shares of common stock from two officers/stockholders for an aggregate purchase of $934,400.

SUPPLEMENTARY INFORMATION

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

Perry P. Silverman CPA, CFP
Lyle E. Olson CPA, CFP
John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA

1550 Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Cronin & Co., Inc.
Minneapolis, Minnesota

We have audited the accompanying financial statements of Cronin & Co., Inc. as of and for the year ended April 30, 2002 and have issued our report thereon dated May 24, 2002 except Note 10 which is dated June 7, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silverman Olson Thorvilson & Kaufmann Ltd.

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

May 24, 2002

CRONIN & CO., INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

April 30, 2002

Net Capital	
Total stockholders' equity	$ 5,000,440
Deductions:	
Total non-allowable assets	430,882
Other deductions	98,734
Net capital before haircuts on securities positions	4,470,824
Haircuts on securities:	
State and municipal government obligations	247,258
Net capital	$ 4,223,566
Aggregate indebtedness:	
Items included in statement of financial conditions	
Income taxes payable	78,000
Accounts payable - trade	34,971
Other accrued expenses	294,979
Reserve requirements	(23,361)
Total aggregate indebtedness	$ 384,589
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital at 1,500 percent	4,165,877
Excess net capital at 1,000 percent	4,185,107
Ratio of aggregate indebtedness to net capital	0.09:1
Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of April 30, 2002):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 4,223,566
Net audit adjustments	-
Net capital per above	$ 4,223,566
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS Report	$ 384,598
Net audit adjustments	-
Total aggregate indebtedness per above	$ 384,598

CRONIN & CO., INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

April 30, 2002

Credit Balances	
Free credit balances and other credit balances in customers' Security accounts	$ 72,500
Total credits	$ 72,500
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 50,759
Less 1% reduction	509*
Total debits	$ 50,251
Reserve Computation	
Excess of total credits over total debits	$ 22,249
	x 105%**
Reserve requirement	$ 23,361
Required Deposit	$ -
Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of April 30, 2002):	
Excess as reported in Company's Part II (unaudited) FOCUS Report	$ 22,249
Audit adjustment	-
Excess of total credits over total debits per above computation	$ 22,249

* As Company computes net capital under the standard method, debit balances in customers' cash and margin accounts are required to be reduced by 1%.

** As Company computes the reserve requirement monthly, the required reserve balance should not be less than 105% of the excess of total credits over total debits.

CRONIN & CO., INC.

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

April 30, 2002

	Market Value	Number of Items
Customers' fully paid and excess margin securities not in the Company's possession or control as of April 30, 2002 (for which instructions to reduce to possession or control has been issued as of April 30, 2002 but for which the required action was not taken within the time frames specified under Rule 15c3-3):	$ -	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of April 30, 2002 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -	-

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

AN INDEPENDENT MEMBER OF
BDO SEIDMAN
ALLIANCE

Perry P. Silverman CPA, CFP
Lyle E. Olson CPA, CFP
John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA

1550 Kinnard Financial Center
920 Second Avenue South
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Cronin & Co., Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Cronin & Co., Inc. (the "Company") for the year ended April 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Company's designated self-regulatory organization, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Silverman Olson Thorvilson & Kaufmann Ltd.

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

May 24, 2002